Exhibit 99.1

Corporate News

Charles Brindamour appointed to CIBC’s Board of Directors

TORONTO, December 5, 2019 – John Manley, Chair of the Board, CIBC (TSX: CM) (NYSE: CM), is pleased to announce that Charles Brindamour will be joining the CIBC Board of Directors effective February 1, 2020.

Mr. Brindamour is Chief Executive Officer of Intact Financial Corporation, the largest provider of property and casualty insurance in Canada and a leading provider of specialty insurance in North America. He has deep experience in the North American financial services industry and is a respected business leader with more than 25 years of operating experience.

He is a board member of Intact Financial Corporation and the Business Council of Canada and has previously served on the board of Hydro One Ltd. Mr. Brindamour serves as Chairman of the Geneva Association and is a co-founder of the Intact Centre for Climate Adaptation at the University of Waterloo.

Mr. Brindamour is a graduate of Laval University in Actuarial Sciences and an Associate of the Casualty Actuarial Society. In May 2019, Mr. Brindamour received an honorary PhD from HEC Montréal.

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

For further information:

Tom Wallis, CIBC Communications & Public Affairs, tom.wallis@cibc.com, 416-980-4048